April 3, 2020

Elizabeth Mu oz
Chief Executive Officer
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, California 91748

       Re: Torrid Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted March 9, 2020
           CIK 0001792781

Dear Ms. Mu oz:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. Please revise your prospectus cover page to disclose the underwriter and the nature of the underwriting arrangement. Refer to Item 501 of Regulation S-K. Prospectus Summary, page 1

2. We note your statement that you have an industry-leading net promoter score of 55.
       Please revise your disclosure in an appropriate place in your prospectus to explain how you calculate this score, whether it is calculated similarly for the entire industry, and how you define industry for these purposes.
 Elizabeth Mu oz
FirstName LastNameElizabeth Mu oz
Torrid Holdings Inc.
Comapany NameTorrid Holdings Inc.
April 3, 2020
Page 3,
April 2 2020 Page 2
FirstName LastName
3. We note that according to a third party study, plus-size consumers consistently rank your fit as #1 among your peers. Please tell us whether you commissioned the third party study for use in the registration statement. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule
436.
4. You state that your return rate is less than half the industry average return rate. On page
         75, you disclose that this is "according to United States government statistics." Please indicate how the industry is defined for this purpose, whether apparel in general, plus-size apparel, etc. Please also disclose the industry average return rate and the year represented by this data, and your return rate for a comparable period. Reorganization and Stock Split, page 12

5. Your disclosure indicates you plan to complete a reorganization transaction and a stock split prior to the completion of the planned public offering. Please consider revising your filing to include pro forma financial information prepared in accordance with Article 11 of
         Regulation S-X giving effect to the reorganization transaction or explain why you do not believe this is required. Refer to the guidance in Rule 11-01(a)(2) and (a)(8) of
         Regulation S-X.
Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware . . ., page 40

6. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Use of Proceeds, page 43

7. We note that you disclose on page 13 in the Prospectus Summary that a portion of proceeds will be used to repay indebtedness. Please revise your Use of Proceeds section for consistency. If any material part of the proceeds is to be used to discharge
 Elizabeth Mu oz
Torrid Holdings Inc.
April 3, 2020
Page 3
         indebtedness, set forth the interest rate and maturity of such indebtedness. Refer to Item
         504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
50

8. Please explain the basis for the statement that "Torrid is the largest, fastest-
         growing direct-to-consumer brand of women's plus-size apparel in North America."
Results of Operations, page 57

9. We note you discuss "adjusted gross profit" and "adjusted selling, general and administrative expenses," which appear to be Non-GAAP measures in your discussion of results of operations for the nine months ended November 2, 2019 as compared to the nine months ended November 3, 2018 and for fiscal 2018 compared to fiscal 2017. Please revise to explain why you believe the presentation of these Non-GAAP measures is useful to potential investors. Also, please describe how management uses these Non-GAAP measures. Refer to the guidance in Item 10(e)(i)(C) and (D) of Regulation S-K.
10. We note your adjustment to Adjusted EBITDA for the Ohio Distribution Center for
         duplicative and start-up costs. Please tell us your consideration of including a discussion of whether you are anticipating cost savings or otherwise once you have fully transitioned to the new distribution center.
Liquidity and Capital Resources
Net Cash Provided by Operating Activities, page 64

11. Please revise your discussion of cash flows from operating activities to discuss the factors or key drivers responsible for changes in non-cash adjustments to net income and changes in operating assets and liabilities during the periods presented in your consolidated statements of cash flows. Refer to the guidance in the Commission's Release Nos. 33-
         3850, 34-48960 and FR-72.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 73

12. Given the material impact that the incentive units issued by your parent, Torrid Holding
       LLC, have had on your results of operations during the periods presented in your financial statements, please revise your discussion of your critical accounting policies with respect to share-based compensation to explain in further detail the methods and significant assumptions that were used in valuing share-based compensation grants from your parent
FirstName LastNameElizabeth Mu oz
       to your employees. Your revised discussion should explain how the various assumptions
Comapany NameTorrid Holdings Inc.
       used in determining the fair values of incentive units were determined and should also explain how changes in these assumptions could impact your results of operations.
April 3, 2020 Page 3
FirstName LastName
 Elizabeth Mu oz
FirstName LastNameElizabeth Mu oz
Torrid Holdings Inc.
Comapany NameTorrid Holdings Inc.
April 3, 2020
Page 3,
April 4 2020 Page 4
FirstName LastName
Quantitative and Qualitative Disclosure of Market Risks
Interest Rate Risk, page 74

13. Your quantitative disclosures with respect to your exposure to interest rate risk posed by your Existing ABL Facility and Term Loan Credit Agreement do not comply with Item
         305 of Regulation S-K. Please revise to present your disclosures in one of the suggested formats outlined in Item 305(a) of Regulation S-K.
Employment Agreements with our Named Executive Officers
Elizabeth Munoz Employment Agreement, page 105

14. The disclosure on page 105 indicates if an initial public offering (an "IPO") of your equity securities occurs during Ms. Munoz's employment, she is entitled to a one-time grant of restricted stock units or restricted share awards in an amount equal to $1.5 million divided by the IPO price per share of your common stock. Please revise MD&A to discuss the nature, amount, and significant terms of these and any other stock-based compensation grants you intend to make in connection with your planned public offering, as well as the amount of any charge to compensation expense you will be required to recognize in connection with the consummation of your public offering.
Certain Relationships and Related Party Transactions
Stockholders Agreement
Registration Rights Agreement, page 114

15. Your disclosure indicates that in connection with the offering, you will enter into a stockholders agreement and a registration rights agreement with Sycamore and its affiliates. Please revise MD&A to discuss the nature and significant terms of these and any other related party agreements that you intend to enter into in connection with your planned offering.
Related Party Promissory Notes, page 114

16. Please file the promissory note issued to you by your parent on July 31, 2019, or tell us why you believe you are not required to do so.
Description of Certain Indebtedness, page 116

17. We note you disclose on page 33 that "A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the Term Loan
         Credit Agreement and the agreement governing the ABL Facility could result in an event of default under such indebtedness." Please revise to summarize the covenants and financial ratios you are required to maintain to avoid an event of default as contained in the Term Loan Credit Agreement and the agreement governing the ABL Facility.
 Elizabeth Mu oz
FirstName LastNameElizabeth Mu oz
Torrid Holdings Inc.
Comapany NameTorrid Holdings Inc.
April 3, 2020
April 5 2020 Page 5
Page 3,
FirstName LastName
Torrid Parent Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note. 2 Summary of Significant Accounting Policies
Share-Based Compensation, page F-20

18. Your disclosure indicates that based on the features and characteristics of the incentive units issued by your parent, including repurchase rights and disproportionate voting and distribution rights, you have determined the incentive units are in-substance liabilities that should be accounted for as liability instruments in your financial statements. Please explain in further detail the specific features of these incentive units that have resulted in your classification of these units as liability instruments in your financial statements.
Note 11. Related Party Transactions
Services Agreements with Hot Topic, page F-31

19. Please disclose how you account for the information technology services provided to Hot
         Topic by you at no cost and quantify your expense for providing these services.
IT Asset Purchase Agreement with Hot Topic, page F-32

20. We note you purchased information technology assets from Hot Topic for $29.5 million that were recorded at their historical carrying amounts of $3.5 million. You also disclose information technology-related obligations and personnel, along with associated assets and liabilities were transferred from Hot Topic. Please quantify the amount of assets and liabilities transferred to you as part of this transaction.
Promissory Notes Receivable from Parent, page F-32

21. Please disclose the interest rate for each of the promissory notes issued by your parent and the amount of accrued interest as of the latest balance sheet.
Note 14. Share-Based Compensation, page F-42

22. Your disclosure in Note 14 indicates Torrid Holding LLC issued various classes of incentive units to members of your management beginning in fiscal year 2015. Given these incentive units appear to be subject to the guidance in ASC 718-10-15-4, please revise the notes to your financial statements to include all of the disclosures required by
         ASC 718-10-50 with respect to the various classes of incentive units granted to your employees, as applicable. If you do not believe additional disclosures are required, please explain the basis for your conclusion.
 Elizabeth Mu oz
FirstName LastNameElizabeth Mu oz
Torrid Holdings Inc.
Comapany NameTorrid Holdings Inc.
April 3, 2020
April 6 2020 Page 6
Page 3,
FirstName LastName
23. Your disclosure in Note 14 indicates the fair value estimates for incentive units issued by your parent incorporates the time to a liquidity event in determining their fair value.
         Please explain the nature or type of liquidity event that is considered in determining the fair values of the incentive units. If your planned public offering represents a liquidity event, please indicate the amount of any compensation expense you expect to recognize in connection with your offering.
       You may contact Linda Cvrkel at 202-551-3813 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services